

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FOURTH QUARTER 2003 VOLUMES

(Santiago, Chile, January 8, 2004) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary fourth quarter 2003 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Chile:	Fourth Quarter 2003 Volume	% Change	Full Year 2003 Volume	% Change
Beer	1,213,480	7.2%	3,710,434	6.0%
Soft Drinks	985,983	5.6%	3,183,290	2.3%
Nectars	101,323	22.0%	340,056	20.7%
Mineral Waters	264,121	12.0%	760,980	2.5%
Wine - Domestic	128,030	-1.1%	502,930	-1.7%
Wine - Export	143,066	20.8%	508,596	13.1%
Pisco	9,396	N/A	31,814	N/A
Total Chile	2,845,399	8.1%	9,038,099	5.1%
Argentina:				
Beer	643,007	8.8%	1,867,795	18.4%
Wine - Domestic	9,444	177.8%	27,244	138.8%
Wine - Export	13,923	N/A	168,238	N/A
Total Argentina	666,374	11.4%	2,063,276	29.1%
TOTAL	3,511,773	8.9%	11,101,376	9.0%

CCU plans to release its consolidated fourth quarter results during the first week of February.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.